Exhibit 23

Form of Nominee Agreement

MatlinPatterson FA Acquisition LLC

520 Madison Avenue, 35th Floor

New York, New York 10022-421

May 1, 2013

[Nominee Name] (“Nominee”)

[Nominee Address]

Dear Nominee:

This will confirm our understanding as follows:

You agree that you are willing, should we so elect, to become a member of a slate of nominees (the “Slate”) of the undersigned and certain other parties (together, the “Nominating Parties”), to stand for election as a director of Gleacher & Company, Inc., a Delaware corporation (“Gleacher”) in connection with a proxy solicitation (the “Proxy Solicitation”) to be conducted by the Nominating Parties in respect of the 2013 annual meeting of stockholders of Gleacher expected to be held in May 2013 (including any adjournment or postponement thereof or any special meeting held in lieu thereof, the “Annual Meeting”) or appointment or election by other means. You further agree to serve as a director of Gleacher if so elected or appointed.

The undersigned agrees on behalf of the Nominating Parties to pay the costs of the Proxy Solicitation. The undersigned further agrees to reimburse you for actual out of pocket expenses incurred in connection with the Proxy Solicitation process, including telephone, postage and travel; it being understood, however, that should you be elected or appointed as a director, neither the undersigned nor the Nominating Parties shall be responsible for any costs associated with your responsibilities as a director, including but not limited to expenses incurred by you for attending board and committee meetings.

You understand that it may be difficult, if not impossible, to replace a nominee who, such as yourself, has agreed to serve on the Slate and, if elected, as a director of Gleacher if such nominee later changes his mind and determines not to serve on the Slate or, if elected, as a director of Gleacher. Accordingly, the undersigned is relying upon your agreement to serve on the Slate and, if elected, as a director of Gleacher. In that regard, you were previously supplied with a questionnaire (the “Questionnaire”) in which you provided the undersigned with information necessary for the Nominating Parties to make appropriate disclosure to Gleacher and to use in creating the proxy materials to be sent to stockholders of Gleacher and filed with the Securities and Exchange Commission (the “Commission”) in connection with the Proxy Solicitation. You further understand that this agreement will be publicly disclosed to the Commission.

You agree that (i) your responses in the Questionnaire are true, complete and correct in all respects, and (ii) you will fully cooperate with the Nominating Parties in connection with the nomination and Proxy Solicitation process, including but not limited to providing any additional information and authorizations as may be requested by the undersigned. Upon being notified that we have chosen you, we may forward to Gleacher your completed Questionnaire (or summary thereof) and the Consent of Proposed Nominee previously executed by you where you consented to serving as a director of Gleacher, and we may at any time, in our discretion, disclose such information, as well as the existence and contents of this letter.

The undersigned agrees on behalf of the Nominating Parties that, so long as you actually serve on the Slate, the undersigned will defend, indemnify and hold you harmless from and against any and all losses, claims, damages, penalties, judgments, awards, settlements, liabilities, costs, expenses and disbursements (including, without limitation, reasonable attorneys’ fees, costs, expenses and disbursements) incurred by you in the event that you become a party, or are threatened to be made a party, to any civil, criminal, administrative or arbitrative action, suit or proceeding, and any appeal thereof relating solely to your role as a nominee for director of Gleacher on the Slate. Your right of indemnification hereunder shall continue after the Annual Meeting has taken place but only for events that occurred prior to the Annual Meeting and subsequent to the date hereof. Anything to the contrary herein notwithstanding, the undersigned is not indemnifying you for any action taken by you or on your behalf that occurs prior to the date hereof or subsequent to the conclusion of the Proxy Solicitation or such earlier time as you are no longer a nominee on the Slate or for any actions taken by you as a director of Gleacher, if you are elected.

Nothing herein shall be construed to provide you with indemnification (i) if you are found to have engaged in a violation of any provision of state or federal law in connection with the Proxy Solicitation, unless you demonstrate that your action was taken in good faith and in a manner you reasonably believed to be in or not opposed to the best interests of electing the Slate; (ii) if you acted in a manner that constitutes gross negligence or willful misconduct; or (iii) if you provided false or misleading information, or omitted material information, in the Questionnaire or otherwise in connection with the Proxy Solicitation. You shall promptly notify the undersigned in writing in the event of any third-party claims actually made against you or known by you to be threatened if you intend to seek indemnification hereunder in respect of such claims. In addition, upon your delivery of notice with respect to any such claim, the undersigned shall promptly assume control of the defense of such claim with counsel chosen by the undersigned. The undersigned shall not be responsible for any settlement of any claim against you covered by this indemnity without its prior written consent. However, the undersigned may not enter into any settlement of any such claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim. If you are required to enforce the obligations of the undersigned in this letter in a court of competent jurisdiction, or to recover damages for breach of this letter, the undersigned will pay on your behalf, in advance, any and all expenses (including, without limitation, reasonable attorneys’ fees, costs, expenses and disbursements) actually and reasonably incurred by you in such action, regardless of whether you are ultimately determined to be entitled to such indemnification or advancement of expenses.

Each of us recognizes that should you be elected to the Board of Directors of Gleacher all of your activities and decisions as a director will be governed by applicable law and subject to your fiduciary duties, as applicable, to Gleacher and to the stockholders of Gleacher and, as a result, that there is, and can be, no agreement between you and the undersigned that governs the decisions which you will make as a director of Gleacher.

This letter sets forth the entire agreement between the undersigned and you as to the subject matter contained herein, and cannot be amended, modified or terminated except by a writing executed by the undersigned and you. This letter shall be governed by the laws of the State of New York, without giving effect to principles of conflicts of law.

Should the foregoing agree with your understanding, please so indicate in the space provided below, whereupon this letter will become a binding agreement between us.

Very truly yours,

MATLINPATTERSON FA ACQUISITION LLC

Name:	Robert H. Weiss
Title:	Vice President

Agreed to and accepted as of the date first written above:

Name: [Nominee]